UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 12)1

Quality Systems, Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

747582104
(CUSIP Number)

AHMED D. HUSSEIN
630 Fifth Avenue, Suite 2258
New York, NY 10111
(212) 332-1700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 15, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 747582104

1	NAME OF REPORTING PERSON AHMED HUSSEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA AND EGYPT
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,334,700
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 9,334,700
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,334,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 747582104

The following constitutes Amendment No. 12 to the Schedule 13D filed by the undersigned (the “Amendment No. 12”). This Amendment No. 12 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On June 15, 2012, Mr. Hussein delivered a letter to the Issuer nominating Murray F. Brennan, M.D., Patrick B. Cline, Thomas R. DiBenedetto, Ian A. Gordon, Ahmed D. Hussein, John M. McDuffie and John J. Mueller (together, the “Nominees”), as set forth therein, for election to the Board of Directors of the Issuer (the “Board”) at the Issuer’s 2012 annual meeting of shareholders (including any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof, the “2012 Annual Meeting”).

On June 18, 2012, Mr. Hussein issued a press release announcing his nomination of the Nominees for election to the Board at the 2012 Annual Meeting, a copy of which is attached hereto as Exhibit 99.1 and is incorporated by reference.

In the press release, Dr. Hussein stated, “I am confident in the potential of Quality Systems but a hand-picked board is allowing the non-executive chairman to be declared an independent director and act in an inappropriate executive capacity. I believe the chairman’s control is negatively impacting shareholder value. These issues will be further elaborated in my proxy statement.  A board of directors should be truly independent and accountable to all shareholders. I am happy to be able to offer highly qualified director nominees who will bring independence along with substantial strategic, operational, financial and investment experience to the board. Patrick Cline who, with his team, were the architects of the growth of the company, has also joined the slate. These director nominees share my strong enthusiasm about Quality Systems and are willing and able to work with management to achieve the company’s potential.”

In connection with the 2012 Annual Meeting, Mr. Hussein and Mr. Cline entered into a letter agreement pursuant to which Mr. Hussein has agreed to indemnify Mr. Cline against claims arising from the solicitation of proxies from the Issuer’s shareholders in connection with the 2012 Annual Meeting and any related transactions.

Dr. Brennan owns 6,000 Shares, 4,000 of which are restricted.  Mr. Hussein disclaims being a member of a group with Dr. Brennan and each of the other Nominees as a result of Mr. Hussein’s nomination of the Nominees for election to the Board at the 2012 Annual Meeting, their efforts to solicit proxies or otherwise.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - (c) are hereby amended and restated as follows:

(a)           The aggregate percentage of Shares reported owned by Mr. Hussein is based upon 59,294,619 Shares outstanding as of May 21, 2012, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on May 25, 2012.

As of the close of business on June 15, 2012, Mr. Hussein beneficially owned 9,334,700 Shares held in certain managed accounts, constituting approximately 15.7% of the Shares outstanding.

CUSIP NO. 747582104

(b)          Mr. Hussein has sole power to vote or to direct the vote of 9,334,700 Shares.

(c)           Mr. Hussein has not purchased or sold any shares of Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information disclosed in Item 4 above is incorporated by reference.

Item 7.	Material to be Filed as Exhibits.

99.1      Press Release dated June 18, 2012.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2012

/s/ Ahmed D. Hussein
Ahmed D. Hussein